Exhibit 99.1

Dominion Diamond Corporation reports Fiscal 2016 Third Quarter Results

YELLOWKNIFE, CANADA (December 10, 2015) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports third fiscal quarter of 2016 (August through October) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except	Three months	Three months	Nine months	Nine months
per share amounts and where	ended Oct 31,	ended Oct 31,	ended Oct 31,	ended Oct 31,
otherwise noted)	2015	2014	2015	2014

Sales	145.0	222.3	542.4	675.2
Gross Margin	16.1	75.3	59.0	169.3
Operating Profit	7.1	67.5	26.1	144.6
Profit before income taxes	4.1	59.4	8.0	117.8
EBITDA(1)	49.1	115.4	170.2	294.6
Free Cash Flow(1)	8.5	47.8	(62.2)	75.0
Free Cash Flow Per Share(1)	0.10	0.56	(0.73)	0.88
Earnings (loss) per share (“EPS”)	0.05	0.30	(0.07)	0.78
[1]	These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

Dividend

•	An interim dividend of $0.20 per share was paid on November 5, 2015. The dividend is an eligible dividend for Canadian income tax purposes.

Cash Flow, Balance Sheet and Earnings

•

Positive free cash flow generated in the quarter of $8.5 million was due to strong operating cash flow of $60.9 million offset against cash capital expenditures of $52.3 million, which includes significant investments in the A-21 pipe at the Diavik Diamond Mine and in the Misery Main, Pigeon and Jay pipes at the Ekati Diamond Mine.

•	Total unrestricted cash resources of $328 million and undrawn availability of $210 million under its corporate revolving credit facility.

•

In light of current market conditions the Company is reassessing working capital, development and sustaining capital requirements and is continuing to look for opportunities for cost savings in both operating and selling, general, and administrative costs.

•	Consolidated net profit attributable to shareholders of $4.1 million or $0.05 per share for the quarter.

•

Consolidated gross margin of $16.1 million and gross margin percentage of 11.1%. As anticipated in the Ekati mine plan, gross margins have been impacted by a change in the ore mix with more production coming from lower value sources prior to the mine transitioning to production from the higher value Misery Main pipe next fiscal year.

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Commenting on the results, Brendan Bell, Chief Executive Officer stated: “We are pleased to report positive free cash flow and positive earnings in what is currently a challenging diamond market. We are near the end of what was always going to be a transitional year at Ekati and have a strong balance sheet. Misery Main is on budget and on schedule for first production at beginning of next year. We are nearing the finishing line on the Jay Environmental Assessment, and the development of A-21 at Diavik continues to progress on schedule and on budget.”

Production and Development

•

Testing related to the diamond liberation initiative at the Ekati Diamond Mine which began in July 2015 is complete. The results of the testing are currently being analyzed, but the initial results indicate a positive impact on diamond recoveries, although the impact on each production source shows high variability. The Company will continue to operate the process plant to maximize recovery at the reduced rate until results are confirmed.

•	Ore mined from Koala Underground continued to exceed plan in the quarter.

•	Ore availability at the Diavik Diamond Mine in the quarter was slightly impacted by poor ground conditions at A-418 and A-154 pipes.

•	Mining ore from Pigeon commenced in November. Pigeon is expected to commence commercial production in Q1 fiscal 2017.

•	The public record of the Jay pipe Environmental Assessment closed on October 30, and a decision from the Mackenzie Valley Environmental Impact Review Board is expected in January 2016.

•	The Jay feasibility study is on track for release in Q1 fiscal 2017 which will include the result of an optimization review for the project. The Company also expects to receive land use permit and water license approval by the end of calendar 2016.

•	Misery Main pipe is still on track for first production in Q1 fiscal 2017, and first commercial production in Q2 fiscal 2017.

•	The development of the A-21 pipe continues to progress according to plan.

Diamond market

•

Rough sales were restrained by the difficult polished market conditions, and they were further impacted by a reduction in the level of rough diamond manufacturing capacity. The Company lowered prices at the August sale and prices remained flat in the second sale of the third quarter.

•

The polished diamond market remained subdued with only the US retail market providing any positive demand. The Chinese market remained weak as the major retailers are continuing to sell down their inventory. The Indian retail market remained flat.

Working Capital

•

As at October 31, 2015, the Company had unrestricted cash and cash equivalents of $328.4 million and restricted cash of $68.4 million, compared to $457.9 million and $34.6 million, respectively, at January 31, 2015. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $29 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $61 million to secure reclamation obligations at the Diavik Diamond Mine. The restricted cash in support of the Diavik Diamond Mine reclamation obligation was contributed during the third quarter.

•	At October 31, 2015, the Company had approximately 1.9 million carats of rough diamond inventory available for sale with an estimated market value of approximately $155 million. The Company also had approximately 0.9 million carats of rough diamond inventory that was work in progress.

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Guidance

			Depreciation &	Development
Full Year Guidance[1]	Cash Costs of		Amortization in	Capital	Sustaining
(in millions of US dollars)[2]	Production[3]	Cost of Sales	Cost of Sales	Expenditures	Capital
Ekati Diamond Mine (100%)	315	465	130	138	37
Diavik Diamond Mine (40%)	125	195	70	26	18
[1]

The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2015, and the fiscal year ending January 31, 2016, respectively.

[2]	Assuming an average Canadian/US dollar exchange rate of 1.30.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

See “Caution Regarding Forward-Looking Information” in the Company’s Third Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Ekati Operations Outlook

The Ekati Diamond Mine full-year production target (on a 100% basis) is expected to be approximately:

Run of Mine Production	Tonnes Mined	Tonnes Processed	Carats
Ekati Diamond Mine (100% basis)	(millions)	(millions)	(millions)
Mine Plan for Fiscal Year 2016 (Base Case)	1.4	1.4	1.0
Mine Plan for Fiscal Year 2016 (Operating Case)	2.3	2.3	2.6

Mining activities will be sourced from the following kimberlite pipes in the approximate amounts noted below:

Tonnes Processed
Ekati Kimberlite Pipes (100% basis)	(millions)
Koala (Base Case – Reserves)	1.1
Pigeon (Base Case – Reserves)	0.2
Fox Stockpile (Base Case – Reserves)	0.1
Total Base Case	1.4
Misery South and Southwest (Operating Case – Inferred Resources1)	0.9
Total Operating Case	2.3
[1]

The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

In addition it is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast and 1.3 million tonnes of COR material will be processed during fiscal 2016 and there is also a small portion of inferred mineral resource which is extracted as part of the mining of the Koala Reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability. The current production target does not fully include the impact of the diamond liberation initiative, which, if continued will result in a reduction of ore processed during the last quarter of the year. Please see the Company’s Third Quarter Management’s Discussion and Analysis for further information.

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The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Diavik Operations Outlook

The Diavik Diamond Mine full-year production target (on a 100% basis) is expected to be approximately:

Run of Mine Production	Tonnes Mined	Tonnes Processed	Carats
Diavik Diamond Mine (100% basis)	(millions)	(millions)	(millions)
Mine Plan for Calendar 2015	2.1	2.1	6.4

Mining activities will be exclusively underground and ore will be sourced from the following kimberlite pipes in the approximate amounts noted below:

Tonnes Processed
Diavik Kimberlite Pipes (100% basis)	(millions)
A-154 South	0.5
A-154 North	0.8
A-418	0.8

In addition to the 6.4 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by Diavik Diamond Mines (2012) Inc. (“DDMI”), operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Non-IFRS Measures
The terms EBITDA, EBITDA margin, free cash flow, cash cost of production, and working capital do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s Third Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, December 11, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-855-4460 within North America or 704-908-0470 from international locations and entering passcode 78802590.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Thursday, December 24, 2015, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 78802590.

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About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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